5-81743

06037210

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ______)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☒
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Matsuzakaya. Co., Ltd.
(Name of Subject Company)

Matsuzakaya. Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Matsuzakaya. Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Matsuzakaya. Co. Ltd., 16-1 Sakae 3chome, Naka-ku, Nagoya City Aichi 460-0008, Japan

Telephone 81-52-251-1111

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC 2560 (07-05) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) An English translation of a Notice of Resolution of the 161st Ordinary General Meeting of Shareholders held on May 25, 2006, is attached to this Form CB as Exhibit 1.

(b)Not Applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included on the first page of the document filed as Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Not Applicable.

(2) Not Applicable

(3) Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) On April 14, 2006, Matsuzakaya. Co., Ltd. filed with the Securities and Exchange Commission an Appointment of Agent of Service of Process and Undertaking on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Kunihiko Okada
(Signature)

Kunihiko Okada, President
(Name and Title)

May 25, 2006
(Date)

Exhibit Index

Exhibit Number	Description
Exhibit 1	An English translation of a Notice of Resolution of the 161st Ordinary General Meeting of Shareholders held on May 25, 2006.

Exhibit 1

The exchange offer or business combination referred to in this document is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

May 25, 2006

To: The Shareholders

Matsuzakaya. Co., Ltd.
President and Representative Director
Shunichi Samura
3-16-1 Sakae, Naka-ku Nagoya-shi

Notice of Resolution of the 161st Ordinary General Meeting of Shareholders

Thank you very much for your continued support of Matsuzakaya. Co., Ltd. (the "Company").

We hereby notify you that the following matters were reported and resolved at the 161st Ordinary General Meeting of Shareholders of the Company held today.

Yours faithfully,

Matsuzakaya. Co., Ltd.

Particulars

Matters Reported:

1. Report on the business report, consolidated balance sheet and consolidated income statement, and on the audit results of the consolidated accounts by the

independent accounting auditor and the Board of Statutory Auditors for the 161st business term (March 1, 2005 to February 28, 2006).

2. Report on the balance sheet and income statement for the 161st business term (March 1, 2005 to February 28, 2006)

The matters above were reported.

Matters Resolved:

First Item of Business: omitted
Second Item of Business: omitted

Third Item of Business: Incorporation of a 100% Parent Company by means of a Stock Transfer

This item was approved as originally proposed, and it was determined that the Company shall incorporate a 100% parent company, Matsuzakaya Holdings Co., Ltd. on September 1, 2006, by means of stock transfer allotting one (1) ordinary share of Matsuzakaya Holdings Co., Ltd. for one (1) ordinary share of the Company.

Fourth Item of Business: omitted
Fifth Item of Business: omitted
Sixth Item of Business: omitted
Seventh Item of Business: omitted
Eighth Item of Business: omitted
Ninth Item of Business: omitted

Notice of Payment of Dividends

You may receive the dividends for the 161st business term (four (4) yen per share of the Company) at any post office by submitting the enclosed "Notice of Payment by Postal Transfer (*yuubin furikae shiharai tsuuchi-sho*)" during the payment period.

If you have designated payment by bank transfer, please see the enclosed "Dividends Statement" and "Direction for Wire Transfer."